Exhibit 99.2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of Enerflex Ltd. (“Enerflex” or the “Company”) will be held at 2:30 pm (MDT) on Tuesday, May 2, 2023 (the “Meeting”), in a virtual format via live online webcast, at https://web.lumiagm.com/296585913. The purpose of the meeting is to:

a)	Receive the Annual Consolidated Financial Statements of the Company as at and for the year ended December 31, 2022, together with the report of the independent auditors thereon;

b)	Elect ten (10) directors of the Company;

c)	Appoint the independent auditors of the Company for the ensuing year at a remuneration to be fixed by the directors of the Company;

d)	Approve an advisory resolution to accept Enerflex’s approach to executive compensation; and

e)	Transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Board of Directors unanimously recommends you vote FOR all the Enerflex director nominees and FOR the other items of annual business to be considered at the Meeting.

Calgary, Alberta March 10, 2023	By order of the Board of Directors of Enerflex Ltd.,

[signed] “Kevin Reinhart”

Kevin Reinhart Chair of the Board

The specific details of the matters proposed to be put before the meeting are set forth in the Management Information Circular dated March 10, 2023 (the “Circular”), accompanying, and forming part of this Notice. As the Meeting will be held in a virtual format, you are encouraged to vote in advance of the meeting by proxy using the various available voting channels, as described in the Circular. You are entitled to vote if you hold common shares of Enerflex at the close of business on March 17, 2023, the record date for the Meeting.

To ensure your votes are counted at the Meeting, your proxy must be received by TSX Trust Company by April 28, 2023, at 2:30 pm (MDT) or not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of any adjournment(s) or postponement(s) of the Meeting. If you received a voting instruction form, you must provide your instructions as specified in the voting instruction form in sufficient time for the intermediary to act on them prior to that deadline.